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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                 January 3, 2007

                        BUENAVENTURA MINING COMPANY INC.
                 (Translation of Registrant's Name into English)

                               CARLOS VILLARAN 790
                          SANTA CATALINA, LIMA 13, PERU
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [x] Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ]  No [x]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

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                                                           FOR IMMEDIATE RELEASE

                  CERRO VERDE'S $850 MILLION SULFIDE EXPANSION
                     OFFICIALLY COMMENCES COPPER PRODUCTION

                               Visit our website:
                           http://www.buenaventura.com

CONTACTS IN LIMA:
Roque Benavides / Carlos Galvez
Compania de Minas Buenaventura S.A.A.
Tel: (511) 419-2538 / 419-2540
Investor Relations: Daniel Dominguez
Tel: (511) 419-2536
Email: ddominguez@buenaventura.com.pe

CONTACTS IN NEW YORK:
Maria Barona / Peter Majeski
i-advize Corporate Communications, Inc.
Tel: (212) 406-3690
Email: buenaventura@i-advize.com

Lima, Peru, January 2, 2007 - Compania de Minas Buenaventura S.A.A. ("the Company" or "Buenaventura") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly-traded precious metals mining company is pleased to share its satisfaction with Cerro Verde's filing, before CONASEV, regarding the first shipment from the $850 million sulfide expansion of copper concentrate production. This shipment consisted of approximately 9,500 dry metric tons of copper concentrate sold for processing to Sumitomo Metal Mining Co. Ltd., one of the major shareholders of the Cerro Verde Mine.

With the expansion, Cerro Verde will triple annual production from approximately 100,000 tons of copper to 300,000 tons. The mine's life is expected to be extended by approximately 26 years. The project was completed on time and within the budget established for the project.

Via this expansion, approximately 1 billion tons of sulfide ore reserves averaging 0.51 percent copper will be processed through a new concentrator. The expansion also is expected to produce more than 2,000 tons of molybdenum per year. Full production from the expansion is expected to be achieved during the first half of 2007.

Buenaventura owns 18.5 percent of the Cerro Verde Mine, Phelps Dodge, the operator, owns 53.6 percent, Sumitomo Metal Mining and Sumitomo Corp. together own 21 percent, and other minority shareholders own the remaining 6.9 percent.

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COMPANY DESCRIPTION

Compania de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly-owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 18.50% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

CAUTIONARY STATEMENT

This news release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, statements regarding future mining or permitting activities. Where Buenaventura expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include those concerning the Company's, Yanacocha's and Cerro Verde's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, legal and social developments. For a more detailed discussion of such risks and other factors, see the company's 2003 Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission, as well as the company's other SEC filings. Buenaventura does not undertake any obligation to release publicly revisions to any "forward-looking statement," to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

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                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Compania de Minas Buenaventura S.A.A.


                                           /s/ CARLOS E. GALVEZ PINILLOS
                                           -------------------------------------
                                           Carlos E. Galvez Pinillos
                                           Chief Financial Officer


Date: January 3, 2007